United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Vale’s Performance in 2Q21 Rio de Janeiro, July 29th, 2021 Fernandinho dam decharacterization works were concluded in July 2021

Agenda Disclaimer “This presentation may include statements that present Vale's expectations about future events or results .. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties .. Vale cannot guarantee that such statements will prove correct .. These risks and uncertainties include factors related to the following : (a) the countries where we operate, especially Brazil and Canada ; (b) the global economy ; (c) the capital markets ; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature ; and (e) global competition in the markets in which Vale operates .. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U .. S .. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward - Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20 - F .. ” “Cautionary Note to U .. S .. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce .. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing .. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC .. U .. S .. Investors should consider closely the disclosure in our Annual Report on Form 20 - K, which may be obtained from us, from our website or at http : //http : //us .. sec .. gov/edgar .. shtml .. ”

3 Opening remarks

We have made progress in repairing Brumadinho

Integral Reparation Settlement Agreement

- ✓ Vale will maintain emergency payments for +101,000 people until August 2021[1]
- ✓ The detailing of projects and governance continues

Reparation Advances

- ✓ +1,300 new equipment for 76 Basic Health Units in 8 municipalities
- ✓ Program for Strengthening Social Participation in 10 municipalities
- ✓ Nursery for the Palhano community, Brumadinho (MG)
- ✓ Paving and signaling of the road between Córrego do Feijão and Alberto Flores, Brumadinho (MG)

Indivisual Indemnifications[2]

*+ **10,700** people*
*+ **R$ 2.6 billion** in signed agreements*



Commissioning of works for the new water collection system on the Paraopeba River (MG).

[1]Nos termos do acordo, não extensível. [2]Número acumulado de pessoas com acordos assinados e valores comprometidos em acordos assinados desde 2019.

VALE

4

✓ Completion of the Fernandinho dam decharacterization works ✓ Completion of the containment structure downstream the Forquilhas I, II, III, IV and Grupo dams ✓ Start of activities to remove tailings from Sul Superior and B3/B4 dams We continue to improve our safety management 5 Upstream dam decharacterization ✓ Reduction in the emergency level of the Doutor and Sul Inferior dams Dam management ✓ Independent Tailings Review Board: practice in line with the GISTM¹, deployed in Iron Ore Systems Emergency management ¹ Global Industry Standard for Tailings Management.

We have also made progress on our ESG commitments

Leading the transition to a low carbon mining

- ✓ Prioritizing the reduction of operational emissions
- ✓ Nature-based solutions with social and environmental co-benefits
- ✓ High integrity carbon markets

- ✓ US$ 4-6 billion in investments by 2030 to reduce GHGE
- ✓ Marginal abatement cost curve updated annually for project prioritization
- ✓ ~80% of the mapped initiatives are positive NPV[1] at the considered shadow price

ESG Gap Action Plan

ESG GAPs by Estimated Completion


37
8
11
7
63
Dez/20
1S21
2S21
2022+
Total
Complete
Ongoing

Closed in 1H21:

- ✓ Board of Directors assessment process
- ✓ Better reporting on long-term emerging risks
- ✓ Independent Chairman
- ✓ Provision for Lead independent director role
- ✓ Greater number of independent directors
- ✓ Greater Board experience in mining and dams
- ✓ Compensation Committee, with an independent majority
- ✓ Due Diligence Process in Human Rights

[1] 1 As of June 2021, with greater technological maturity due to the pilot phase and studies. Figures include assumptions for low-maturity technologies, leading to uncertainty. $50/tCO2e: shadow price for all capital allocation decisions.

VALE

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We are resuming our production capacity 7 US$ 11.239 billion Record proforma adjusted EBITDA 75.7 Mt Production of iron ore fines, 12% higher than 2Q20 US$ 6.527 billion Free Cash Flow, US$ 690 million higher than 1Q21 ¹ Pro forma adjusted EBITDA in 1Q21, excluding expenses with Brumadinho and donations related to COVID-19. Normalization of operations at the Ponta da Madeira Terminal VBME Project's first ore production Moatize ramping up to reach a run-rate of 15 Mtpy

Our discipline in capital allocation continues

Reparation

- Brumadinho
- Renova

✓ Integral Reparation Settlement Agreement: US$ 2.155 billion provision[1]

✓ Renova Foundation: US$ 2.491 billion provision[1]

✓ Individual indemnifications, emergency aid and other reparation payments: US$ 470 million[1]

De-risking

- Safety & Operational Excellence
- Production resumption
- ESG
- Other obligations

✓ Provision of US$ 2.155 billion for upstream dam decharacterization [1]

✓ US$ 4-6 billion - investment to reduce GHG by 2030[2]

Shareholder remuneration

Dividends
US$ 6.1 billion in 1H21

Share Buyback Program
US$ 2.0 billion disbursed in 1H20

Growth opportunities

- Growth projects
- Other growth options

✓ Low-CAPEX growth options

✓ Capanema +14 Mtpy

✓ Salobo IV +30 ktpy

✓ Onça Puma 2nd furnace

[1]Balance of provisions as of June 30, 2021, exchange and present value adjustment. [2]Initiatives to reduce scopes 1 and 2 emissions.

VALE

8

We are on the way to a better Vale 9 Re-rating ▪ Benchmark in Safety ▪ The best and most reliable operator ▪ Talent-oriented organization ▪ Leader in low carbon mining ▪ Reference in value creation and sharing De-risking ▪ Brumadinho ▪ Dam safety ▪ Robust ESG practices ▪ Production resumption Reshaping ▪ Focus on core business ▪ Control of cash drains ▪ Growth opportunities Solid cash flow generation Discipline in capital allocation Reshaping

10 Iron Ore

11 Ramping up iron ore production Guidance of 315-335 Mt in 2021 11 2Q 8 89 8 60 1Q 68 3Q 85 4Q 68 76 Additional production in 2021 2020 Iron ore production (Mt) What will support production increase in 2H21? Usual seasonality 1 Serra Leste: full capacity 2 Brucutu: More high-silica ore due to market condition 3 Fábrica: full capacity 4 VGR: Maravilhas III dam and conveyor belt 5

We are progressing on resumption plan

Iron ore capacity (Mtpy)



318
327
330
335
350
343
400
450
Investor Tour 2020
1Q21
2Q21
Today
End of 2021
End of 2022
Future

Recent developments

Northern System
Southeastern System
Southern System

April 2021	• **Fábrica:** Temporary authorization for wet processing facilities tests (+4 Mtpy). • **Serra Leste:** Site reached full capacity (+2 Mtpy)
May 2021	• **Brucutu:** Increase of high-silica sinter feed production by dry processing taking advantage of market conditions (5 Mtpy of net addition on capacity).
July 2021	• **Fábrica:** Final authorization to operate beneficiation and pelletizing plants. • **Vargem Grande**: Start-up Maravilhas III dam (4 Mtpy of net addition on capacity).
Potential setbacks	• **Itabira:** Temporary tailings disposal restrictions due to limited disposal areas (-2 Mtpy[1]). • **Temporary restrictions and licensing:** Mutuca, Northern System and others (-5 Mtpy).

[1] Previously, Itabira was expected to negatively impact Vale's capacity in 7 Mtpy.

VALE

12

We are progressing on resumption plan

What is next?

Northern System
Southeastern System
Southern System

3Q21	**Vargem Grande** Unlock conveyor belt **+6 Mtpy**	
4Q21	**S11D** Second crushers' installation to process jaspilite ores **+2 Mtpy**	**Itabira** Start-up of Conceição filtration plant, softening short term tailings disposal restrictions **+0 Mtpy in short term**
Delays to 2022	**Brucutu** Torto dam start-up **+12[1] Mtpy**	

[1] Brucutu site capacity increased in 2Q21 to 16 Mtpy (+5 Mtpy of net addition) with increase of high-silica sinter feed production by dry processing, taking advantage of market environment. As a result, the net addition capacity from the Torto dam start-up changed to 12 Mtpy (from previous 17 Mtpy).

VALE

13

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2021	Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations